Dear [Name],

This is Jing, founder of Duet. I just want to reach out and personally thank you for your commitment to our Vitalize/WeFunder raise! Your support and trust are greatly appreciated by all of us at Duet.

At Duet, we're developing innovative technologies to modernize healthcare transportation service management, eliminating transportation as a barrier for healthcare access. It's a $100B market. We've already been supporting transport providers in eight different states to take thousands of seniors, people with mobility challenges to go to their doctor's appointments, medical treatments and exams, etc. We're touched every day by the impact of our products on our customers' services and their clients/patients' lives. It motivates us to keep going despite all the challenges.

We have an aging population issue in this country - in ten years, we will have more seniors than teenagers. The country needs to be ready to support this important demographic. Your support will help us reach more providers who will deliver more trips to people who need them. Together we will revolutionize healthcare transportation services management and help the country get ready for the "Silver Tsunami".

If you'd like to learn more about what we do, please feel free to grab a time on my calendar https://calendly.com/jingatdashboardstory/30min. Happy to meet and chat more.

Again, thank you so much for supporting Duet!

Best regards,

Jing

Jing Zhu, PhD
Founder & CEO at Duet

www.duetinc.com
About me